UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50630
CUSIP NUMBER 739329

(Check One):     [ ] Form 10-K     [X] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q

[ ] Form N-SAR     [ ] Form N-CSR

For Period Ended:         May 31, 2004
[   ] Transition Report on Form 10-K                   [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                    [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      PowerNova Technologies Corporation
Former name if applicable
Address of Principal Executive Office (Street and Number)   680 - 1285 West Broadway
City, State and Zip Code   Vancouver, British Columbia, Canada, V6H 3X8

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

.

The Company’s 20-F Registration Statement is currently being reviewed by the Staff of the Commission. Currently, it is the opinion of the SEC accounting staff that the Company’s reverse-take-over should be presented as a purchase. Therefore, the Company’s management has decided to adjust the financial statements to present the transaction as a purchase instead of as a reverse-take-over. Additional time is required to complete the adjustments to the financial statements for the year ended May 31, 2004.

PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

                     Stuart Lew                                         (604)                         734-7488
                       (Name)                                          (Area Code)            (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PowerNova Technologies Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 24, 2004	By: /s/ Stuart Lew
Stuart Lew, CEO and Director